FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐ No☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of the first quarterly report of 2007 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on April 25, 2007.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock code : 902) Overseas Regulatory Announcement

First Quarterly Report of 2007

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the “Company”) is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1

The board of directors and supervisory committee of the Company together with the members thereof and the senior management guarantee that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3

Mr. Li Xiaopeng (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Huang Lixin (person in charge of the Financial Department) declare to guarantee the truthfulness and completeness of the content of the first quarterly report of 2007.

1.4	This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	COMPANY PROFILE

2.1	Major Financial Information and Financial Indicators (PRC GAAP)

(unaudited)

		(Amounts: In Rmb Yuan)

	End of current reporting period	End of last year	Variance from end of last year (%)

Total Assets	102,265,826,500	109,941,959,626	-6.98
Shareholders’ equity (excluding: minority interests)	44,191,278,787	42,479,976,602	4.03
Net assets per share	3.67	3.52	4.26

	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year (%)

Net cash inflow from operating activities	3,070,789,332	-11.91
Net cash inflow from operating activities per share	0.25	-13.79

	Current reporting period	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year (%)

Net profit	1,204,880,882	1,204,880,882	5.73
Basic earnings per share	0.10	0.10	11.11*
Diluted earnings per share	0.10	0.10	11.11**
Return on net assets(%)	2.73	2.73	Decreased by 0.10 percent
Return on net assets after deducting non-recurring items(%)	2.73	2.73	Decreased by 0.09 percent

(Amounts: In Rmb Yuan)

Non-recurring items	Total amount from the beginning of the period to the end of current reporting period

(Gains)/Losses from disposal of non-current assets	(868,434)
Non-operating (income)/expenses, net, after deducting impairment provisions for assets	940,821
Other non-recurring items	(176,818)
－－－－－－－

Total	(104,431)
＝＝＝＝＝＝＝

*

If the basic earnings per share were allowed to keep four digits after decimal points, the basic earnings per share would be RMB0.0999 (per share). The basic earnings per share for the same period last year were RMB0.0945 per share, representing an increase of 5.71% as compared with the same period last year.

**	Please refer to the above note for illustration of the diluted earnings per share.

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 83,985

Ten largest holders of shares in circulation without any limitations on sale

Name of shareholders (full name)	Number of shares in circulation without any limitations on sale as at the end of the reporting period	Type of shares

Horizon Asset Management, Inc.	193,254,800	H shares
Kinetics Asset Management, Inc.	54,148,400	H shares
Newgate LLP	37,582,880	H shares
Renaissance Technologies Corp.	29,992,000	H shares
Power Shares Capital Management LLC	29,642,920	H shares
Nanjing Municipal Investment Company	22,620,000	A shares
Comerica Bank	17,451,160	H shares
China Life Insurance (Group) Corporation - Traditional - Normal Insurance Products	17,436,739	A shares
Bank of China - Franklin Guohai Potential Combination Equity-type Securities Investment Fund	13,808,879	A shares
Agricultural Bank of China - Dacheng Proactive Development Equity-type Securities Investment Fund	13,615,629	A shares

2.3	Management’s Discussion and Analysis

Effective from the first quarter of 2007, the statutory financial statements of the Company are compiled in accordance with the “Accounting Standards for Enterprises” issued by the PRC Ministry of Finance in 2006. According to the stipulations under “Question and Answer No. 7 Regarding the Rules on Information Disclosure for Companies That Publicly Offer Securities - Compilation and Disclosure of Comparative Financial and Accounting Information During the Transition Period between the New and Old Accounting Standards” [Chinese hieroglyphics omitted], adjustments were made on the profit and loss statement for the same period last year and the comparative balance sheet as at the end of last year as well as stating the adjusted profit and loss statement as the comparative profit and loss statement of the reporting period. In addition, after 4 January 2007, the shareholding of the Company in Huaneng Sichuan Hydropower Company Limited (“Sichuan Hydropower”) decreased from 60% to 49% and the scope of consolidation for the financial statements for the first quarter of 2007 did not include Sichuan Hydropower anymore.

During the first quarter of 2007, the power generation, revenues, net profit attributable to the shareholders of the Company and earnings per share of the Company and its subsidiaries increased to various extents when compared with the first quarter of 2006. Regarding power output, owing to a continued growth in social power demand, the new generating units of the Company have obtained a share in the market and the power output of the Company and its subsidiaries increased by 7.47% when compared with the same period of last year (excluding Sichuan Hydropower).

In view of the above, the operating revenues of the Company, on a consolidated basis, increased by 10.32% and the net profit attributable to the shareholders of the Company increased by 5.73%. However, the Company’s power generation growth was below the national average. The unit fuel cost for power output of the Company increased by 9.22% compared with the same period last year. The Company faced relatively substantial operating pressure in terms of power output and fuel cost control.

3	Significant Events

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☒ Applicable	☐ Not Applicable

The Company implemented the new Accounting Rules as of 1st January 2007. All the reporting items in the financial statements are prepared in accordance with the requirements of the new Accounting Rules. In addition, due to the changes in the scope of consolidation by the Company in 2007 (the subsidiary of the Company, Sichuan Hydropower, converted into an associate company of the Company as of 4th January 2007 and therefore it will not be included in the scope of consolidation), items regarding the assets, liabilities and losses have correspondingly been reduced.

3.2	The progress of significant events and their impact as well as the analysis and explanations for the solutions:

☐ Applicable	☒ Not Applicable

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

☒ Applicable	☐ Not Applicable

1.	Undertakings given by holders of the original non-circulating shares

All holders of non-circulating shares had complied with the requirements by the laws, regulations and stipulations and implemented the legal obligations and undertakings. Within the moratorium period, all holders of non-circulating shares will not transfer their shares in the Company unless the transferee agrees to and has the ability to accept the undertaking responsibilities.

2.	The specific undertakings given by China Huaneng Group (“Huaneng Group”) and Huaneng International Power Development Corporation (“HIPDC”)

The original non-circulating shares in the Company held by Huaneng Group and HIPDC are not allowed to be traded on the market within 60 months starting from the date of obtaining the circulation right.

3.	The status of implementation of the undertakings by the holders of circulating shares whose shares are subject to selling restrictions

From the date of implementation of the Share Reform up to the end of the current reporting period, each of the holders of circulating shares whose shares are subject to selling restrictions had strictly performed the undertakings given in the Share Reform of the Company relating to the undertakings for trading of the circulating shares which are subject to selling restrictions.

3.4

Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

☐ Applicable	☒ Not Applicable

3.5

Explanation of the reason for the difference between stockholders’ equity at the beginning of 2007 in the balance sheet of this quarterly report and “Difference Adjustment Table for Stockholders’ Equity Determined In Accordance With New/Old Accounting Rules”

☐ Applicable	☒ Not Applicable

For details of the unaudited balance sheets (PRC GAAP) as at 31st March 2007, unaudited profit and loss statements (PRC GAAP) for the three months ended 31st March 2007 and the unaudited cash flow statements (PRC GAAP) for the three months ended 31st March 2007, please visit the Shanghai Stock Exchange’s website: www.sec.com.cn.

By Order of the Board Huaneng Power International, Inc. Li Xiaopeng Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC

25th April 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	April 26, 2007